March 11, 2024

Alyssa Wall

Donald Field

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Visa Inc. Registration Statement on Form S-4 Filed January 29, 2024 File No. 333-276747

Ms. Wall and Mr. Field:

In connection with Visa Inc.’s (“Visa” or the “Company”) registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on January 29, 2024, we are writing in response to the Staff’s comments as transmitted to Visa by letter dated February 29, 2024 (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, the Company has revised the original registration statement on Form S-4 and is filing an amendment No. 1 thereto (the original registration statement, as so amended, the “Registration Statement”) together with this response letter. The Registration Statement and certain exhibits thereto also contain certain additional updates and revisions.

For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Page numbers cited in our responses refer to the applicable page in the Registration Statement.

Registration Statement on Form S-4

The Exchange Offer

Procedures for Tendering Class B-1 Common Stock, page 34

1.

On page 34, you list certain representations and warranties that each tendering stockholder will make by signing the Letter of Transmittal. Such representations and warranties include that “such holder’s participation in the Exchange Offer complied with the applicable laws of both the jurisdiction where such holder received the materials relating to the Exchange Offer and the jurisdiction from which the tender of the Class B-1 common stock is being made” and “if such holder is a non-U.S. person . . . such holder’s participation in the Exchange Offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which it is a resident or from which it is tendering shares of Class B-1 common stock and in a manner that will not require Visa to take any action to qualify or otherwise facilitate a public offering in that country or otherwise.” The requirement that tendering stockholders make these representations and warranties operates as a disclaimer and an apparent condition on participation that is inconsistent with Exchange Act Rule 13e-4(f)(8)(i). Please revise or advise.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20 and 35 of the Registration Statement as well as in the accompanying letter of election and transmittal (the “Letter of Transmittal”) to clarify that it intends to accept for exchange all validly tendered shares of its Class B-1 common stock from all holders, wherever located.

2.

Refer to the following statements made on page 35: “Visa will determine in its sole and absolute discretion all questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal of tendered shares of Class B-1 common stock. . . . Visa’s interpretation of the terms and conditions of the Exchange Offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties.” Please revise these statements to include a qualifier that stockholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response

The Company acknowledges the Staff’s comment and has updated the disclosure on page 36 of the Registration Statement to include this qualifier.

Conditions of the Exchange Offer, page 36

3.

On page 37, you state that Visa may terminate the Exchange Offer if there shall have occurred any “limitation on prices for” securities in U.S. financial markets. Please revise this condition to explain what is meant by a “limitation on prices” as used here, or delete.

Response

The Company acknowledges the Staff’s comment and has deleted the phrase “limitation on prices for” on page 38 of the Registration Statement.

4.

On page 37, you have included a condition that will be triggered by “a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens” (emphasis added). Given the ongoing international hostilities which have impacted U.S. citizens, please revise to tailor this offer condition such that stockholders can understand its scope and such that it does not raise illusory offer concerns under Regulation 14E.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 38 of the Registration Statement to further specify the scope of the above-discussed Exchange Offer condition.

5.

Refer to the following statements in the first full paragraph on page 38: “If Visa fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that Visa may assert at any time or at various times with respect to the Exchange Offer on or prior to the expiration of the Exchange Offer” (emphasis added). If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform stockholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time or at various times” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target stockholders if a condition is triggered while the Exchange Offer is pending, as well as how you intend to proceed (i.e., waive the condition or terminate the Exchange Offer).

Response

The Company acknowledges the Staff’s comment. The Company confirms that it will promptly provide notice to target stockholders upon becoming aware of the occurrence of any underlying event that, in Visa’s reasonable judgment, would trigger a condition during the pendency of the Exchange Offer, and it will inform the target stockholders of their withdrawal rights in such notice. However, because the impact and effect of such underlying event may not be known at the time of its occurrence, and such impact could be influenced by subsequent events, the Company respectfully advises the Staff that it will reserve the discretion whether, at the time of such event, to declare that a condition has been triggered and how it intends to proceed. The Company does not believe it is appropriate to immediately evaluate whether the occurrence of an underlying event has triggered a condition before all relevant information with respect to such event is known. Indeed, prematurely forcing the Company to make a decision could lead to the Company abandoning the Exchange Offer only to learn of subsequent developments that abate the Company’s concerns resulting in target stockholders being denied the benefit of the Exchange Offer. Consequently, the Company respectfully seeks to reserve its right to waive or assert any condition that it has the authority to waive or assert at any time during the pendency of the Exchange Offer. We note that target stockholders’ withdrawal rights provide them with full protection.

Material U.S. Federal Income Tax Consequences, page 56

6.

On page 56, you indicate that this summary of the U.S. federal tax treatment of the Exchange Offer does not describe “all of the tax consequences that may be relevant to . . . holders subject to special rules, such as . . . financial institutions or financial service entities.” Please revise this section to describe such special rules for financial institutions given that the target stockholders are predominantly financial institutions. See Item 4 of Schedule TO and Item 1004(a)(1)(xii) of Regulation M-A.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 57 and 60 of the Registration Statement accordingly.

7.

We note that the Exchange Offer is intended to constitute a “recapitalization” within the meaning of Section 368(a) of the Internal Revenue Code. Please file as an exhibit a tax opinion from counsel as appropriate and revise this section accordingly or tell us why you are not required to do so. Refer to Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19 for guidance.

Response

The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 of the Registration Statement accordingly. Further, the Company has filed a tax opinion from its special tax counsel as an exhibit to the Registration Statement.

Item 21. Exhibits and Financial Statement Schedules, page II-3

8.

We note that Instruction 5 to the Letter of Transmittal filed as Exhibit 99.1 requires an exchanging stockholder to mark the “Notification of Backup Withholding” box if they are subject to backup withholding. Additionally, the second paragraph of the section labeled “Important Tax Information” instructs a U.S. stockholder exempt from backup withholding to check the “Exempt payee” line. The Substitute Form W-9 does not appear to contain the referenced “Notification of Backup Withholding” box or “Exempt payee” line. Please revise or advise.

Response

The Company acknowledges the Staff’s comment and has revised the Letter of Transmittal accordingly.

*  *  *

Visa acknowledges that:

•	Visa is responsible for the accuracy and adequacy of the disclosure in the filing;

•	the Staff’s comments or changes to the disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Visa may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (650) 432-3773.

Sincerely,

/s/ Daniel Gordon
Daniel Gordon
SVP, Chief Counsel, Corporate Law
Visa Inc.

cc:	Ryan McInerney, Chief Executive Officer, Visa Inc.
Julie B. Rottenberg, Executive Vice President, General Counsel, Visa Inc.
Joseph A. Hall, Davis Polk & Wardwell LLP
John H. Runne, Davis Polk & Wardwell LLP

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